News Release
Communiqué de Pressee
Exhibit 99.9

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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
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Decisions of Total’s Board of Directors Meeting on February 13, 2007
Christophe de Margerie named Chief Executive Officer of Total
Paris, February 13, 2007 — The Board of Directors of Total, led by Chairman Thierry Desmarest, met on February 13, 2007 to review the consolidated accounts for the fourth quarter 2006, close the consolidated and parent company accounts for 2006, and approve the final 2006 dividend proposal for the Annual Meeting.
More information will be released on February 14, 2007 at 08:00, Paris time.
The Board decided to split the function of Chairman and CEO, and has named Christophe de Margerie, currently a member of the Board of TOTAL S.A. and President of Exploration and Production, as the new Chief Executive Officer. Thierry Desmarest will remain the Chairman of the Board.
Commenting on the decision, Thierry Desmarest said : « This demonstrates the Group’s ability to promote from within its own talented ranks. Christophe de Margerie has been with Total for more than 30 years. We have worked together, sharing a common vision, to build a world-class company endowed with a rich culture and strong ambitions. I know that Christophe will continue to develop Total, mindful of the interests of our employees and shareholders, as well as being attentive to the concerns of our other stakeholders. As for myself, I will stay on as Chairman of the Board and will continue to help Total implement its profitable growth strategy. »
The Board also decided to submit to shareholders at the May 11, 2007 Annual Meeting in Paris proposals to re-elect Messrs. Thierry Desmarest, Thierry de Rudder and Serge Tchuruk as directors for three-year terms, as well as the nomination for the same period of a Total employee shareholder representative as a member of the board.
Finally, regarding corporate governance, the Board decided to split the current Nominating and Compensation Committee into two committees, one for Nomination and Governance and another for Compensation.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com